EXHIBIT 12.2
POST APARTMENT HOMES, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(Dollars in thousands)

	Nine Months
	Ended
	September 30,		Year Ended December 31,
	2006		2005		2004		2003		2002		2001
Earnings:

Income (loss) from continuing operations	$24,108		$5,236		$(25,550)		$(27,212)		$28,738		$65,716
Minority interest in consolidated property partnerships	177		(239)		(671)		(1,605)		(1,771)		(1,715)
Equity in (income) loss of unconsolidated entities	(1,251)		(1,767)		(1,083)		(7,790)		1,591		186

Income (loss) from continuing operations before minority interest and equity in income (loss) of unconsolidated entities	23,034		3,230		(27,304)		(36,607)		28,558		64,187

Add:
Distributions of income from investments in unconsolidated entities	1,775		2,033		1,928		11,294		—		—
Fixed charges	53,143		69,641		85,690		78,767		78,003		83,398

Deduct:
Capitalized interest	(7,061)		(2,907)		(1,078)		(3,555)		(13,223)		(22,124)
Minority interest in income of consolidated property partnerships not incurring fixed charges	—		—		—		(73)		—		—

Total Earnings ( A )	$70,891		$71,997		$59,236		$49,826		$93,338		$125,461

Fixed charges and preferred distributions:

Interest expense (1)	$42,675		$61,059		$69,084		$70,860		$61,811		$57,930
Termination of debt remarketing agreement (interest expense) (2)	—		—		10,615		—		—		—
Amortization of deferred financing costs	2,651		4,661		4,304		3,801		2,327		1,978
Capitalized interest	7,061		2,907		1,078		3,555		13,223		22,124
Rentals (3)	756		1,014		609		551		642		1,366

Total Fixed Charges ( B )	$53,143		$69,641		$85,690		$78,767		$78,003		$83,398

Preferred distributions, including redemption costs	5,728		7,637		15,631		17,049		17,049		17,607

Total Fixed Charges and Preferred Distributions (C)	$58,871		$77,278		$101,321		$95,816		$95,052		$101,005

Ratio of Earnings to Fixed Charges ( A / B )	1.3	x	1.0	x	0.7	x(4)	0.6	x(4)	1.2	x	1.5	x

Ratio of Earnings to Fixed Charges and Preferred Distributions ( A / C )	1.2	x	0.9	x(4)	0.6	x(4)	0.5	x(4)	1.0	x	1.2	x

(1)	Interest expense includes interest expense of continuing and discontinued operations.
(2)
In 2004, Post Apartment Homes, L.P. terminated a remarketing agreement related to its $100,000, 6.85% Mandatory Par Put Remarketed Securities due in 2015. In connection with the termination of the remarketing agreement, Post Apartment Homes, L.P. paid $10,615 (interest expense), including transaction expenses. Under the provisions of the remarketing agreement, the remarketing agent had the right to remarket the $100,000, unsecured notes in 2005 for a ten-year term at an interest rate calculated as 5.715% plus Post Apartment Homes, L.P.’s then current credit spread to the ten-year treasury rate. Post Apartment Homes, L.P. re-paid these unsecured notes in 2005.

(3)
For the years ended December 31, 2005, 2004 and 2003, the interest factor of rental expense is calculated as one-third of rental expense. For the years ended December 31, 2002 and 2001, the interest factor of rental expense is calculated as one-third of rental expense for all leases except for two leases for which the interest factor is calculated as 100% of rental expense. Post Apartment Homes, L.P. believes these represent appropriate interest factors.

(4)
Post Apartment Homes, L.P. would need additional earnings of $26,454 for the year ended December 31, 2004 and $28,941 for the year ended December 31, 2003 for the Ratio of Earnings to Fixed Charges to equal 1.0. Post Apartment Homes, L.P. would need additional earnings of $5,281 for the year ended December 31, 2005, $42,085 for the year ended December 31, 2004, and $45,990 for the year ended December 31, 2003 for the Ratio of Earnings to Fixed Charges and Preferred Distributions to equal 1.0.